Exhibit 1

RESTATED CERTIFICATE OF INCORPORATION

OF

CONSTAR INTERNATIONAL INC.

Constar International Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

1. The present name of the Corporation is Constar International Inc., and the Corporation was originally incorporated under the name Allied International Investing Corporation by filing a certificate of incorporation (as amended to date, the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware on April 7, 1927.

2. This Restated Certificate of Incorporation was duly adopted in accordance with §§ 242, 245, and 303 of the Delaware General Corporation Law pursuant to the order of the United States Bankruptcy Court for the District of Delaware in In re: Constar International Inc., et al., Debtors, Chapter 11 Case No. 08-13432 (PJW), under Chapter 11 of the United States Bankruptcy Code (11 U.S.C. § 101, et seq.), which order provides for the execution of this Restated Certificate of Incorporation.

3. The Certificate of Incorporation of the Corporation is hereby restated and further amended to read in its entirety as follows:

FIRST: The name of the corporation is Constar International Inc. (the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 75,000,000 shares of Common Stock, $.01 par value per share (“Common Stock” or “Capital Stock”).

A.	COMMON STOCK.

1.	The holders of the Common Stock shall have voting rights at all meetings of stockholders, each such holder being entitled to one vote for each share thereof held by such holder. There shall be no cumulative voting.

2.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the

Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

3.	Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors.

4.	Upon the dissolution or liquidation of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders.

B.	NON-VOTING EQUITY SECURITIES. The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the “Bankruptcy Code”) as in effect on the date of filing this Restated Certificate of Incorporation with the Secretary of State of the State of Delaware; provided, however, that this Section B of Article FOURTH will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code, will have such force and effect only for so long as Section 1123(a)(6) of the Bankruptcy Code is and remains in effect and applicable to the Corporation, and in all events may be amended or eliminated in accordance with applicable law from time to time in effect.

FIFTH: Except as otherwise provided herein, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Restated Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

SIXTH: In furtherance and not in limitation of the powers conferred upon it by the General Corporation Law of the State of Delaware, the Board of Directors shall have the power to adopt, amend, alter or repeal the By-laws of the Corporation by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present. The stockholders may not adopt, amend, alter or repeal the By-laws of the Corporation, or adopt any provision inconsistent therewith, unless such action is approved, in addition to any other vote required by this Restated Certificate of Incorporation, by the affirmative vote of the holders of at least sixty percent (60%) of the votes that all the stockholders would be entitled to cast in any annual election of directors. Notwithstanding any other provisions of law, this Restated Certificate of Incorporation or the By-laws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least sixty percent (60%) of the votes which all the stockholders would be entitled to cast in any annual election of directors shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article SIXTH.

SEVENTH: Except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this Article SEVENTH, or adoption of any other provision of this Restated Certificate of Incorporation, shall apply to, or have any effect on, the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal or adoption. If the General Corporation Law of the State of Delaware is amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended. Notwithstanding any other provisions of law, this Restated Certificate of Incorporation or the By-laws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least sixty percent (60%) of the votes which all the stockholders would be entitled to cast in any annual election of directors shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article SEVENTH.

EIGHTH: The Corporation shall provide indemnification as follows:

A.

To the fullest extent permitted by the General Corporation Law of the State of Delaware as it presently exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or had agreed to become a director, officer or trustee of the Corporation, or is or was serving or had agreed to serve, in each case at the request of the Corporation, as a director, officer or trustee of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise (all such persons being referred to hereafter as an “indemnitee”), against expenses (including attorneys’ fees), judgments, fines, ERISA excise taxes, penalties and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee; provided, however, that the Corporation shall not be required to indemnify any person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by or in the right of the Corporation to procure a judgment in its favor unless such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person seeking indemnification did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful. All obligations of the Corporation to indemnify any indemnitee shall be binding upon all successors and assigns of the Corporation (including any transferee of all or substantially all of its assets and any successor by merger or otherwise by operation of law). The Corporation shall not effect any sale of substantially all of its assets, merger, consolidation, or other reorganization, in which it is not the surviving entity, unless the surviving entity agrees in writing to assume all such obligations of the Corporation.

B.	To the fullest extent permitted by the General Corporation Law of the State of Delaware as it presently exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader advancement rights than such law permitted the Corporation to provide prior to such amendment), and in addition to the right to indemnification conferred in Section A of this Article EIGHTH, expenses (including attorneys’ fees) incurred by an indemnitee in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding; provided, however, that such payment shall only be made following receipt of an undertaking by or on behalf of such indemnitee to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation authorized in this Article EIGHTH. Such undertaking shall be accepted without reference to the financial ability of the indemnitee to make such repayment.

C.	The indemnification and advancement of expenses provided by, or granted pursuant to, the other Sections of this Article EIGHTH shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

D.	To the fullest extent permitted by the General Corporation Law of the State of Delaware, the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of the General Corporation Law.

E.	The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article EIGHTH with respect to the indemnification and advancement of expenses of directors, officers and trustees of the Corporation.

F.	For purposes of this Article EIGHTH, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, trustee, employee or agent of the Corporation which imposes duties on, or involves service by, such director, officer, trustee, employee or agent with respect to any employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner not opposed to the best interests of the Corporation for purposes of this Article EIGHTH.

G.	The provisions of this Article EIGHTH shall be applicable to all actions, claims, suits or proceedings made or commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after its adoption. The provisions of this Article EIGHTH shall be deemed to be a contract between the Corporation and each director, officer, trustee, employee or agent (or legal representative thereof) who serves in such capacity at any time while this Article EIGHTH and the relevant provisions of the law of the State of Delaware and other applicable law, if any, are in effect, and any alteration, amendment or repeal hereof shall not adversely affect any rights of, or obligations owed to any indemnitee then existing with respect to any state of facts or any action, suit or proceeding then or theretofore existing, or any action, suit or proceeding thereafter brought or threatened based in whole or in part on any state of facts then or theretofore existing. If any provision of this Article EIGHTH shall be found to be invalid or limited in application by reason of any law or regulation, it shall not affect the validity of the remaining provisions hereof. The rights of indemnification provided in this Article EIGHTH shall neither be exclusive of, nor be deemed in limitation of, any rights to which any person may otherwise be or become entitled or permitted by contract, this Restated Certificate of Incorporation, the Bylaws of the Corporation, vote of stockholders or directors or otherwise, or as a matter of law, both as to actions in such person’s official capacity and actions in any other capacity, it being the policy of the Corporation that indemnification of any person whom the Corporation is obligated to indemnify pursuant to Section A of Article EIGHTH shall be made to the fullest extent permitted by law.

H.	If this Article EIGHTH or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee as to any expenses (including attorneys’ fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article EIGHTH that shall not have been invalidated and to the fullest extent permitted by applicable law.

I.	Notwithstanding any other provisions of law, this Restated Certificate of Incorporation or the By-laws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least sixty percent (60%) of the votes which all the stockholders would be entitled to cast in any annual election of directors shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article EIGHTH.

NINTH: In furtherance of and not in limitation of powers conferred by law, it is further provided:

A.	The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors shall be from six to thirteen as provided from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board. For purposes of this Restated Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directors regardless of whether there exist any vacancies in such authorized directorships.

B.	Election of directors need not be by written ballot, except as and to the extent provided in the By-laws of the Corporation.

C.	Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from the vacating of any director’s seat due to death, resignation, retirement, disqualification or other cause shall, except as provided in the following sentence, be filled with a candidate approved by the majority vote of the remaining directors then in office, even if less than a quorum (and not by action of the stockholders). Any vacancies in the Board of Directors resulting from removal from office of a director pursuant to Section E of this Article NINTH shall be filled with a candidate approved by the affirmative vote of a plurality of the votes cast by the stockholders (and not by the directors). Any director so chosen shall hold office for a term expiring at the annual meeting of stockholders at which such director’s term of office expires and until such director’s successor shall have been duly elected and qualified.

D.	No decrease in the authorized number of directors shall shorten the term of any incumbent director.

E.	Any director may be removed from office at any time by the affirmative vote of the holders of at least sixty percent (60%) of the votes which all the stockholders would be entitled to cast in any annual election of directors, voting together as a single class.

F.	Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the By-laws of the Corporation.

G.	Special meetings of stockholders for any purpose or purposes may be called at any time only (i) by the Board of Directors, the Chairman of the Board or the Chief Executive Officer or (ii) at the written request of the holders of at least sixty percent (60%) of the votes which all the stockholders would be entitled to cast in any annual election of directors, and may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting. Stockholders of the Corporation may not take any action by written consent in lieu of a meeting.

H.	Notwithstanding any other provisions of law, this Restated Certificate of Incorporation or the By-laws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least sixty percent (60%) of the votes which all the stockholders would be entitled to cast in any annual election of directors shall be required to amend or repeal, or to adopt any provision inconsistent with, Sections C, D, E, F, G and H of this Article NINTH.

TENTH: The holders of Capital Stock shall be subject to the provisions of this Article TENTH in order to ensure that their Beneficial Ownership of Capital Stock does not cause there to be a “Change of Control” as defined in the provisions of the Material Corporation Indebtedness relating to stock ownership.

A.	DEFINITIONS. For purposes of this Article TENTH, the following terms shall have the following meanings:

1.	“Acquiring Shareholder” shall mean any Person capable of purchasing Voting Stock from the Corporation in accordance with the provisions of Section D(6) of Article TENTH.

2.

“Beneficial Owner” shall have the meaning specified in Rules 13d-3 and 13d-5 under the Exchange Act, except that any Person or Group shall be deemed to be the “Beneficial Owner” of all securities that such Person or

Group has the right to acquire, whether such right is exercisable immediately or only after the passage of time. The terms “Beneficial Ownership,” “Beneficially Owns” and “Beneficially Owned” shall have correlative meanings.

3.	“Charitable Beneficiary” shall mean, with respect to any Charitable Trust, one or more organizations that are named by the Board of Directors as the beneficiary or beneficiaries of such Charitable Trust and which are organized in accordance with the provisions of Section 501(c)(3) of the Code and in such manner that contributions to each such organization are eligible for deduction under Section 170(b)(1)(A) of the Code.

4.	“Charitable Trust” shall mean any separate trust created pursuant to Section C(2) of Article TENTH and administered in accordance with the terms of Section D of Article TENTH for the benefit of any Charitable Beneficiary.

5.	“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

6.	“Conveyance” shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person or Group to have or acquire Beneficial Ownership, or any agreement to take any such actions or cause any such events, of Voting Stock or the right to vote or receive dividends on Voting Stock, whether voluntary or involuntary, whether of record, or Beneficially Owned, and whether by operation of law or otherwise. The terms “Convey,” “Conveyed” and “Conveying” shall have correlative meanings.

7.	“Conveying Shareholder” shall mean, with respect to any Required Transfer, any Person or Group who, but for the provisions of Section C(2) of Article TENTH, would Beneficially Own the shares of Voting Stock in excess of the Ownership Limit.

8.	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.

9.	“Group” shall have the meaning “group” as used in Sections 13(d) and 14(d) of the Exchange Act.

10.	“Material Corporation Indebtedness” shall mean the indebtedness issued under the Senior Secured Floating Rate Notes Indenture, dated as of February 11, 2005, as amended from time to time.

11.	“Ownership Limit” shall mean thirty-four and nine-tenths percent (34.9%) of the total voting power of the Voting Stock of the Corporation.

12.	“Person” shall have the meaning for “person” as used in Sections 13(d) and 14(d) of the Exchange Act.

13.	“Required Transfer” means the automatic transfer of Voting Stock to a Charitable Trust pursuant to the first sentence of Section C(2) of this Article TENTH.

14.	“Voting Stock” shall mean any class of Capital Stock of the Corporation entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors (or equivalent governing body) of such Person.

15.	“Trustee” shall mean the Person, unaffiliated with both the Corporation and any Conveying Shareholder, that is designated by the Board of Directors to act as trustee of a Charitable Trust, or any successor trustee designated by the Board of Directors.

B.	OWNERSHIP LIMIT.

1.	Except as provided in Section B(2) of Article TENTH, no Person or Group shall Beneficially Own shares of Voting Stock in excess of the Ownership Limit.

2.	The Board of Directors may from time to time, in its sole discretion, increase the Ownership Limit and/or exempt from the Ownership Limit any Person or Group that provides the Board of Directors such evidence and assurances satisfactory to the Board of Directors in its sole discretion that such Person’s or Group’s Beneficial Ownership of Voting Stock above the Ownership Limit will not thereby cause a Change of Control under the Material Corporation Indebtedness or who makes provision for the repayment of the Material Corporation Indebtedness.

3.	Prior to any modification or creation of, or establishment of an exception to, any Ownership Limit, the Board of Directors may require such opinions of counsel, affidavits, representations, certificates, undertakings or agreements as they may deem necessary or advisable in order to determine or ensure that no Change of Control occurs.

C.	EFFECT OF ATTEMPTED CONVEYANCE IN EXCESS OF OWNERSHIP LIMIT.

1.

Any Person or Group that proposes, attempts or intends to acquire, Beneficial Ownership of Voting Stock that will or may result in any Person or Group having Beneficial Ownership of Voting Stock in excess of the Ownership Limit shall give at least 15 days’ prior written notice to such Board of Directors. Any Person or

Group that has been Conveyed or has otherwise acquired Beneficial Ownership of Voting Stock that will or may result in any Person or Group having Beneficial Ownership of Voting Stock in excess of the Ownership limit shall immediately give written notice to the Board of Directors of such event. Each Person or Group that is a Beneficial Owner of Voting Stock and each Person (including the shareholder of record) or Group that is holding shares for a Beneficial Owner shall provide to the Board of Directors such information as the Corporation may request in order to determine the existence of a Change of Control and to ensure compliance with the Ownership Limit.

2.	If there is a Conveyance, regardless of whether the Conveyance results from a transaction entered into through facilities of a national securities exchange (“Exchange”), such that, if it were effective, any Person or Group would Beneficially Own shares of Voting Stock in excess of the Ownership Limit in Section B(1) of Article TENTH, then that number of shares of Voting Stock that otherwise would cause such Person or Group to violate Section B(1) of Article TENTH (rounded up to the nearest whole share) (such shares, the “Excess Shares”) shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in this Section C(2) of Article TENTH and Section D of Article TENTH, and the Person or Group who otherwise would have been treated as holding such Voting Stock shall not have and shall never have acquired Beneficial Ownership of such shares of Voting Stock. If the Conveyance to the Charitable Trust described in the preceding sentence would not be effective for any reason to prevent that Person or Group from violating the applicable Ownership Limit, then the Conveyance shall be ineffective from the time the Conveyance was initiated and the intended transferee shall acquire no Beneficial Ownership of such Excess Shares of Voting Stock.

3.	To the extent that any Group would, but for the application of this Article TENTH, Beneficially Own shares of Voting Stock in excess of the Ownership Limit, then the number of Excess Shares subject to the Required Transfer to the Charitable Trust pursuant to Section C(2) of Article TENTH shall be allocated among the Persons in the Group based on each Person’s pro rata share of the Voting Stock represented by the Group (with each such Person’s Excess Shares rounded up to the nearest whole share).

D.	CHARITABLE TRUSTS.

1.

Any shares of Voting Stock subject to a Required Transfer to a Charitable Trust pursuant to the first sentence of Section C(2) of Article TENTH shall be deemed to have been transferred automatically and by operation of law to the Corporation in its capacity as trustee of a Charitable Trust for the exclusive benefit of one or more

Charitable Beneficiaries. The Required Transfer to a Charitable Trust shall be effective as of the close of business on the business day prior to the date of the Conveyance that results in the Required Transfer to the Charitable Trust. Within five (5) business days after discovery by the Board of Directors of any attempted Conveyance of Voting Stock giving rise to the existence of a Charitable Trust, the Board of Directors shall appoint a Trustee, which shall be unaffiliated with the Corporation and any Conveying Shareholder, and shall name one or more Charitable Beneficiaries of each such Charitable Trust.

2.	Shares of Voting Stock in a Charitable Trust shall remain issued and outstanding Voting Stock of the Corporation and shall be entitled to the same rights and privileges on identical terms and conditions as all other issued and outstanding Voting Stock of the Corporation, and such shares shall be, and at all times shall remain, freely transferable as set forth in the introductory paragraph to Article TENTH and Section D(6) of Article TENTH, shall retain voting rights as set forth in Section D(4) of Article TENTH and shall receive all distributions with respect to such Voting Stock as set forth in Section D(3) of Article TENTH.

3.	The Trustee shall be entitled to receive all distributions as may be authorized and declared by the Board of Directors of the Corporation on Voting Stock held in the Charitable Trust and shall hold such distributions in trust for the benefit of the Charitable Beneficiary or Charitable Beneficiaries as set forth in Section E of Article TENTH. If any distributions with respect to Voting Stock held in the Charitable Trust were paid prior to the discovery by the Board of Directors of any attempted Conveyance of Voting Stock giving rise to the existence of a Charitable Trust, the recipient of those payments shall pay that amount to the Trustee immediately upon written demand to do so by the Board of Directors (or the Trustee). The Board of Directors shall take all measures that they determine to be reasonably necessary to recover the amount of any such distributions, including, if necessary, withholding any portion of future distributions payable on Voting Stock Beneficially Owned by the Conveying Shareholder, and, as soon as reasonably practicable following the Corporation’s receipt or withholding thereof, shall pay over to the Trustee for the benefit of the Charitable Beneficiary or Charitable Beneficiaries and to apply such distributions so received or withheld, as the case may be, as set forth in Section E of Article TENTH.

4.

The Trustee shall be entitled to vote all Voting Stock held in the Charitable Trust. The Conveying Shareholder shall be deemed to have given, as of the close of business the business day prior to the date of the Conveyance that results in the Required Transfer to the Charitable Trust, an irrevocable proxy to the Trustee to vote the

Voting Stock held in the Charitable Trust in the manner in which the Trustee, in its sole and absolute discretion, desires. Any vote by or on behalf of a Conveying Shareholder as a holder of Voting Stock prior to the discovery by the Board of Directors of any attempted Conveyance of Voting Stock giving rise to the existence of a Charitable Trust shall be subject to rescission by the Trustee if the rescission is permitted by applicable law and in the case of such a rescission, any such votes shall be ineffective at the time cast with respect to such Voting Stock held in the Charitable Trust.

5.	Notwithstanding the provisions of this Article TENTH, until the discovery by the Board of Directors of any attempted Conveyance giving rise to the existence of Charitable Trust, the Corporation shall be entitled to rely on its stock transfer and other shareholder records for purposes of preparing lists of shareholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of shareholders.

6.	As reasonably promptly as practicable after the Required Transfer of Voting Stock to a Charitable Trust pursuant to Section C(2) of Article TENTH and Section D(1) of Article TENTH, the Corporation shall Convey the Voting Stock held in the Charitable Trust to an Acquiring Shareholder selected by the Corporation; provided, however, that (a) the Acquiring Shareholder must purchase for valuable consideration (whether in a public or private sale) such Voting Stock and (b) the Acquiring Shareholder must acquire such Voting Stock without such acquisition resulting in a Required Transfer to a Charitable Trust pursuant to Section C(2) of Article TENTH.

7.	Upon completion of such Conveyance, the Trustee of the Charitable Trust shall: (a) cause to be Conveyed to the Acquiring Shareholder that number of shares of Voting Stock acquired by the Acquiring Shareholder; (b) cause to be recorded on the books of the Corporation that the Acquiring Shareholder is the holder of record of such number of shares of Voting Stock; and (c) distribute the net proceeds of the Conveyance pursuant to Section E of Article TENTH. Amounts received by the Trustee with respect to Voting Stock held in the Charitable Trust upon the liquidation of the Corporation shall be treated in the same fashion as would proceeds from the Conveyance of the Voting Stock.

8.

If, prior to the discovery by the Board of Directors of any attempted Conveyance of Voting Stock giving rise to the existence of a Charitable Trust, some or all of that Voting Stock is Conveyed by the Conveying Shareholder, then (a) such shares of Voting Stock shall be deemed to have been Conveyed on behalf of a Charitable Trust; (b) to the extent that the amount received in that Conveyance exceeds the amount that the Conveying Shareholder would have been entitled to retain from a Conveyance under the preceding provisions of this Section D(8) of Article TENTH, the excess shall be immediately delivered to a Charitable Trust under Section D of Article TENTH; and (c) any votes of the Conveying Shareholder shall be subject to Section D(4) of Article TENTH.

E.	DISTRIBUTIONS AND PROCEEDS.

1.	The Corporation shall apply any distributions on Voting Stock held in the Charitable Trust in the following order:

(a)	first, to pay any expenses of the Charitable Trust;

(b)	second, to pay any expenses of the Corporation incurred in connection with the Charitable Trust or the Conveyance of the Voting Stock held in the Charitable Trust; and

(c)	finally, to pay any excess to the Charitable Beneficiary (or Charitable Beneficiaries).

2.	The Corporation shall apply any net proceeds realized from the Conveyance of Voting Stock held in the Charitable Trust in the following order:

(a)	first, to pay any expenses of the Charitable Trust not paid out of distributions under clause (a) of Section E(1) of Article TENTH above;

(b)	second, to pay any expenses of the Corporation incurred in connection with the Charitable Trust or the Conveyance of the Voting Stock held in the Charitable Trust not paid out of distributions under clause (b) of Section E(1) of Article TENTH above;

(c)

third, to pay to the Conveying Shareholder out of any remaining net proceeds from any such Conveyance, the lesser of (i) in the case of (A) a Conveyance in which the Conveying Shareholder gave value for the Voting Stock, the price per share, if any, such Conveying Shareholder paid for such shares of Voting Stock, or (B) a Conveyance in which the Conveying Shareholder did not give value for such shares of Voting Stock (e.g., if the shares were received through a gift or devise), the price per share equal to the last sale price, regular way, on the date of such Conveyance, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction system with respect to securities listed or admitted to trading on an

Exchange, of the Voting Stock of the Corporation; or (ii) the price per share of Voting Stock received by the Trustee of the Charitable Trust from the Conveyance of such shares of Voting Stock in accordance with Section D(6); provided, however, that in computing any amount under this clause (c) of Section E(2) of Article TENTH, any amounts paid pursuant to clauses (a) and (b) of Section E(1) of Article TENTH above and/or pursuant to clauses (a) and (b) of Section E(2) of Article TENTH shall be treated as amounts paid to the Conveying Shareholder and shall reduce any amount that otherwise would be payable to the Conveying Shareholder; and

(d)	finally, to the Charitable Beneficiary (or Charitable Beneficiaries).

F.	MISCELLANEOUS.

1.	The following provisions shall guide the interpretation of, and remedies provided in, this Article TENTH.

(a)	In the case of any ambiguity or uncertainty in the interpretation or application of any of the provisions of this Article TENTH, including any definition contained in Section A of Article TENTH, the Board of Directors shall have the power to determine the interpretation or application of the provisions of this Article TENTH with respect to any situation based on the facts known to them.

(b)	If any provision in this Article TENTH or any application of any such provision is determined to be invalid by any Federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provision shall be affected only to the extent necessary to comply with the determination of such court.

(c)

If the Corporation or its designees shall at any time determine in good faith that a Conveyance has taken place in violation of Section B of Article TENTH or that a Person intends to acquire or dispose of, or has attempted to acquire or dispose of, Beneficial Ownership of any Voting Stock in violation of Section B of Article TENTH (whether or not the violation is intended), or in a manner that results in a Conveyance to a Charitable Trust pursuant to Section C(2) of Article TENTH, the Board of Directors may take such action as they deem advisable to refuse to give effect to or to prevent such Conveyance or acquisition or other event, including, but not limited to, refusing to give effect to any Conveyance on the books of the Corporation or instituting proceedings to enjoin such Conveyance on the books of the Corporation or instituting proceedings to enjoin such Conveyance, acquisition or other event. Any action (or inaction) by the Corporation pursuant to this clause (c) of Section F(1) of Article TENTH shall not affect the Required Transfer of Excess Shares into a Charitable Trust or the treatment of such transfer as set forth in Section C(2) of Article TENTH.

(d)	Nothing contained in this Article TENTH shall limit the authority of the Corporation to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its shareholders by avoiding the occurrence of a Change of Control under the Material Corporation Indebtedness.

(e)	Nothing in the provisions of this Article TENTH shall preclude the settlement of any transaction in the Voting Stock of this Corporation entered into through the facilities of an Exchange. The fact that the settlement of any transactions takes place shall not negate the effect of any other provision of this Article TENTH and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth herein.

2.	This Article TENTH shall permanently cease to have any force or effect: (i) automatically and without any further action by the Board of Directors, at such time as there are no amounts owed by the Corporation under the Material Corporation Indebtedness and/or the provisions of the Material Corporation Indebtedness have been amended or waived such that ownership of 35% or more of the total voting power of the Voting Stock of the Corporation shall not be a default, event of default and/or event that causes the acceleration of the obligation to repay principal amounts under such Material Corporation Indebtedness, or (ii) if earlier, upon a resolution of the Board of Directors permanently terminating the applicability and effectiveness of this Article TENTH, approved by at least sixty percent (60%) of the members of the Board of Directors then in office.

3.	Notwithstanding any other provisions of law, this Restated Certificate of Incorporation or the By-laws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least sixty percent (60%) of the votes which all the stockholders would be entitled to cast in any annual election of directors shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article TENTH.

Eleventh: This Article ELEVENTH is applicable to any stockholder of the Corporation that becomes an interested stockholder (defined below) immediately following the effective date of the Second Amended Plan of Reorganization of Constar International Inc. et al., Case No. 08-13432 (PJW) and who timely executed and returned to the Corporation the related acknowledgment as contemplated by the order confirming such Plan (each, an “Approved Interested Stockholder”). This Article

ELEVENTH is not intended as a waiver of Section 203 of the General Corporation Law of the State of Delaware. However, as to any Approved Interested Stockholder, unless and until it becomes a qualified interested stockholder (defined below), notwithstanding that such Approved Interested Stockholder acquires additional shares of the Corporation’s equity securities, (x) no further approval shall be required under Section 203 of the General Corporation Law of the State of Delaware before the Corporation can engage in any business combination (defined below) with such Approved Interested Stockholder and (y) the provisions of this Article ELEVENTH shall apply to such Approved Interested Stockholder in lieu of Section 203.

A.	The Corporation shall not engage in any business combination with any qualified interested stockholder for a period of 3 years following the time that such stockholder became a qualified interested stockholder, unless:

1.	Prior to such time the Board of Directors of the Corporation approved either the business combination or the transaction which resulted in the stockholder becoming a qualified interested stockholder;

2.	Upon consummation of the transaction which resulted in the stockholder becoming a qualified interested stockholder, the qualified interested stockholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the qualified interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

3.	At or subsequent to such time the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the qualified interested stockholder.

B.	The restrictions contained in this section shall not apply if:

1.	and solely to the extent that, the Corporation, by action of its stockholders, adopts an amendment to or repeal of this Article ELEVENTH; provided that, in addition to any other vote required by law, such amendment to or repeal of this Article ELEVENTH must be approved by the affirmative vote of at least sixty percent (60%) of the votes which all the stockholders would be entitled to cast in any annual election of directors. An amendment to or repeal of Article ELEVENTH shall not be effective until 12 months after the adoption of such amendment or repeal and shall not apply to any business combination between the Corporation and any person who became a qualified interested stockholder of the Corporation on or prior to such adoption;

2.	a stockholder becomes a qualified interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be a qualified interested stockholder; and (ii) would not, at any time within the 3-year period immediately prior to a business combination between the Corporation and such stockholder, have been a qualified interested stockholder but for the inadvertent acquisition of ownership; or

3.	the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this paragraph; (ii) is with or by a person who either was not a qualified interested stockholder during the previous 3 years or who became a qualified interested stockholder with the approval of the Corporation’s Board of Directors; and (iii) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than 1) who were directors prior to any person becoming a qualified interested stockholder during the previous 3 years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation (except for a merger in respect of which, pursuant to § 251(f) of the General Corporation Law of the State of Delaware, no vote of the stockholders of the Corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the 2nd sentence of this paragraph.

C.	As used in this Article ELEVENTH only:

1.

The terms “affiliate,” “associate,” “control,” “interested stockholder,” “person,” “stock,” “voting stock” and “owner” shall each have the meanings given to them in Section 203(c) of the General Corporation Law of the

State of Delaware, as in effect on the date this Restated Certificate of Incorporation became the certificate of incorporation of the Corporation.

2.	The term “business combination,” when used in reference to the Corporation and any qualified interested stockholder of such corporation, means:

(a)	Any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with (A) the qualified interested stockholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the qualified interested stockholder and as a result of such merger or consolidation Section A of this Article ELEVENTH is not applicable to the surviving entity;

(b)	Any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the qualified interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

(c)

Any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the qualified interested stockholder, except: (A) Pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of Corporation or any such subsidiary which securities were outstanding prior to the time that the qualified interested stockholder became such; (B) pursuant to a merger under § 251(g) of the General Corporation Law of the State of Delaware; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the qualified interested stockholder became such; (D) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock;

or (E) any issuance or transfer of stock by the Corporation; provided however, that in no case under items (C)-(E) of this paragraph shall there be an increase in the qualified interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation;

(d)	Any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the qualified interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the qualified interested stockholder; or

(e)	Any receipt by the qualified interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in paragraphs (a)-(d) of this Section C(2)) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

3.	The term “qualified interested stockholder” means any Approved Interested Stockholder that (a) is the owner of 30% or more of the outstanding voting stock of the Corporation, or (b) is an affiliate or associate of the Corporation and was the owner of 30% or more of the outstanding voting stock of the Corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is a qualified interested stockholder, and the affiliates and associates of such person; provided, however, that the term “qualified interested stockholder” shall not include any person whose ownership of shares in excess of the 30% limitation set forth herein is the result of action taken solely by the Corporation; provided that such person shall be a qualified interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is a qualified interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of paragraph (9) of Section 203(c) of the General Corporation Law of the State of Delaware (as in effect on the date this Restated Certificate of Incorporation became the certificate of incorporation of the Corporation), but shall not include any other unissued stock of such Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by its duly authorized officer this [            ] day of [            ], 2009.

CONSTAR INTERNATIONAL INC.

By:
Name: Title: President

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